Exhibit 12 (b)
TALEN ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings, as defined:
Income (Loss) from Continuing Operations Before Income Taxes (a)	$(368)	$303	$(420)	$665	$1,061
Adjustments to reflect earnings from equity method investments on a cash basis	—	—	—	—	1
	(368)	303	(420)	665	1,062

Total fixed charges as below	236	161	226	238	259
Less:
Capitalized interest	20	22	35	37	38
Interest expense and fixed charges related to discontinued operations	—	10	14	12	6
Total fixed charges included in Income (Loss) from Continuing Operations Before Income Taxes	216	129	177	189	215

Total earnings	$(152)	$432	$(243)	$854	$1,277

Fixed charges, as defined:
Interest charges	$231	$156	$207	$214	$223
Estimated interest component of operating rentals	5	5	19	24	36
Fixed charges of majority-owned share of 50% or less-owned persons	—	—	—	—	—

Total fixed charges (b)	$236	$161	$226	$238	$259

Ratio of earnings to fixed charges (a)	(0.6)	2.7	(1.1)	3.6	4.9

(a)
To facilitate the sale of the hydroelectric generating facilities in 2014, in December 2013, Talen Montana terminated a lease agreement which resulted in a $697 million charge. See Note 6 to the Financial Statements for additional information. As a result of these transactions, earnings were lower, which resulted in less than one-to-one coverage. Therefore, in 2013, the adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $469 million.

In 2015, $657 million of non-cash, pre-tax goodwill and other long-lived asset impairment charges were recorded. See Note 16 to the Financial Statements for additional information. As a result of these non-cash charges, earnings were lower, which resulted in less than one-to-one coverage. The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $388 million.

(b)	Interest on unrecognized tax benefits is not included in fixed charges.